Exhibit 99.1

FOR IMMEDIATE RELEASE

Alibaba to Take Majority Stake in Cainiao Network

An additional investment of RMB5.3 billion (US$807 million) will increase Alibaba’s stake to 51%

Alibaba also announces intention to invest an additional RMB100 billion (US$15.2 billion) over the next five years to expand its logistics network

Hangzhou, China, September 26, 2017 — Alibaba Group Holding Limited (NYSE: BABA, “Alibaba”) today announced that as a further step to implement its New Retail strategy, the company has agreed to make an additional investment of RMB5.3 billion (US$807 million) to increase its ownership of Cainiao Smart Logistics Network Limited (“Cainiao”), the logistics affiliate of Alibaba, to a majority stake of 51%. Alibaba also announced its intention to invest RMB100 billion (US$15.2 billion) over the next five years to further strengthen its global logistics network that aims to realize its mission of fulfilling orders in China within 24 hours and within 72 hours anywhere in the world. These investments are expected to enhance the overall logistics experience for consumers and merchants across the Alibaba ecosystem, as well as to enable greater efficiencies and lower costs in China’s logistics sector.

Upon completion of the transaction, Alibaba’s stake in Cainiao will increase from 47% to 51%, and Alibaba will gain one additional new seat on Cainiao’s board of directors, increasing its board representation to four out of seven seats.

The additional investment of RMB100 billion (US$15.2 billion) over the next five years will be used to increase R&D in logistics data technology, as well as for development of smart warehousing, smart delivery and global logistics infrastructure, all of which are core to building the global logistics network of the future.

“Our goal with this investment is to provide comprehensive, first-class experience for consumers globally,” said Daniel Zhang, CEO of Alibaba Group. “Our commitment to Cainiao and additional investment in logistics demonstrate Alibaba’s commitment to building the most-efficient logistic network in China and around the world. By enhancing the logistics capabilities within the Alibaba ecosystem and extending our investment in this sector, we are further enabling our New Retail strategy to bring online and offline retail into one seamless experience for shoppers. We will also continue to deepen our collaboration with various logistics partners to achieve this goal.”

This transaction is expected to be completed in October 2017, subject to satisfaction of customary closing conditions. Following the completion of the transaction, financial results of Cainiao will be consolidated under Alibaba Group and reported as part of the core commerce business segment.

Credit Suisse acted as financial advisor to Alibaba and Morgan Stanley acted as financial advisor to Cainiao.

# # #

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a company that lasts at least 102 years.

About Cainiao Network

Cainiao Network is dedicated to meeting the current and future logistics demands of China’s online and mobile commerce sector. It operates a logistics data platform that leverages the capacity and capabilities of logistics partners to fulfill transactions between merchants and consumers at a large scale. It also uses data insights and technology to improve efficiency across the logistics value chain. Cainiao Network is an affiliate of Alibaba Group.

Media Contacts

Asia Cathy Yan Alibaba Group +852 5960 8885 cathy.yan@alibaba-inc.com	U.S. Robert H. Christie Alibaba Group +1 917 860 9410 bob.christie@alibaba-inc.com

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “goal”, “targets,” “guidance”, “commits” and similar statements. Among other things, statements that are not historical facts, including statements about Alibaba’s investment plans or the completion of the transaction, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Alibaba’s investment plans and the possibility that the various closing conditions for the transaction may not be satisfied or waived. All information contained in this announcement is as of the date of this announcement and are based on assumptions that Alibaba believes to be reasonable as of this date. You should not rely upon these forward-looking statements as predictions of future events. Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.